Exhibit 99.1

China Life Insurance Company Limited
CSR 2016
Corporate Social Responsibility Report
Fulfilling ourselves to benefit others and fulfilling others

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

CATALOGUE

ABOUT THIS REPORT		4

MESSAGE FROM THE CHAIRMAN		6

ABOUT US		8

I	COMPANY PROFILE	8

II	ORGANIZATIONAL STRUCTURE	9

BIG DATA OF CHINA LIFE IN 2016		10

SPECIAL FOCUS		13

I	FULFILL RESPONSIBILITIES TO SERVE THE NATIONAL ECONOMIC TRANSFORMATION AND UPGRADING	13

II	SERVE THE PEOPLE AND HELP ESTABLISH A SECURITY NETWORK FOR PEOPLE’S LIVELIHOOD	15

III	INTEGRATE INNOVATIVELY TO BOOST THE TRANSFORMATION OF GOVERNMENT ADMINISTRATION	18

RESPONSIBILITY MANAGEMENT		20

I	OPPORTUNITIES AND CHALLENGES	20

II	SOCIAL RESPONSIBILITY CONCEPT	22

III	IDENTIFICATION OF SUBSTANTIVE ISSUES	22

IV	COMMUNICATION WITH STAKEHOLDERS	23

V	HONORS	25

PART I GOOD FAITH		27

I	OPTIMIZE CORPORATE GOVERNANCE	28

II	STICK TO MORAL OPERATION	30

III	CREATE CONTINUOUS VALUE	34

PART II CLIENT FOREMOST		37

I	PUSH FORWARD SERVICE UPGRADING	38

II	OPTIMIZE CLIENT EXPERIENCE	43

PART III HUMANISTIC CARE		51

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

I	PROTECT EMPLOYEES’ RIGHTS AND INTERESTS	52

II	SUPPORTING EMPLOYEES’ GROWTH	55

III	CARE FOR EMPLOYEES’ LIFE	59

PART IV MUTUALLY BENEFICIAL COOPERATION		61

I	SUPPORT SHARED DEVELOPMENT WITH PARTNERS	62

II	JOINTLY PROMOTE INDUSTRIAL DEVELOPMENT	64

PART V HARMONIOUS COEXISTENCE		66

I	JOINTLY BUILD ECOLOGICAL CIVILIZATION	67

II	JOINTLY BUILD HARMONIOUS COMMUNITIES	70

KEY PERFORMANCE		80

STATISTICS OF TARGETED POVERTY ALLEVIATION WORK BY CHINA LIFE IN 2016		83

INDEX		86

FEEDBACK		91

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

About This Report

Period Scope:

From January, 2016 to December, 2016, and some contents may extend beyond the time scope if necessary.

Release Cycle:

This Report is an annual report and it is the ninth corporate social responsibility report released by this Company.

Report Coverage:

China Life Insurance Company Limited and its branch organizations.

Compilation Basis:

Report on Corporate Fulfillment of Social Responsibility released by Shanghai Stock Exchange;

Guiding Opinions of CIRC on Fulfillment of Corporate Social Responsibility by the Insurance Industry issued by China Insurance Regulatory Commission (CIRC);

Environmental, Social and Governance Reporting Guide (ESG) released by HKEX;

G4 Sustainability Reporting Guidelines released by Global Reporting Initiative (GRI);

Guidance on Social Responsibility (ISO 26000:2010); Guidance on Social Responsibility Reporting (GB/T 36001-2015);

China CSR Reporting Guidelines (CASS-CSR3.0) issued by Chinese Academy of Social Sciences.

Information Source:

The Company’s internal statistics and formally published documents and reports.

Reliability Assurance:

The Board of Directors of this Company and all its directors warrant that this Report is free of any fraud, misleading representation or major omission, and that they shall be jointly and severally liable for the truthfulness, accuracy and completeness of the contents hereof.

Reference:

For convenience and readability, China Life Insurance Company Limited is also referred to as “China Life”, “the Company”, and “we”.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Preparation Process:

Access to Report:

The Report has three versions in English and Chinese simplified, Chinese traditional, if content understanding does not agree, please give priority to with reports of simplified version. The online report can be obtained from the official website of the Company (www.e-chinalife.com), the website of Shanghai Stock Exchange (www.sse.com.cn) and the website of HKEx (www.hkex.com.hk).

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Message from the Chairman

Stay true to the original mission and create a happy life

Sustainable development is founded upon responsibility, while a long-lasting history is dependent on people’s livelihood. Following the concept of “Fulfilling ourselves to benefit others and fulfilling others”, China Life serves the overall situation of China, contributes to poverty alleviation via insurance and improves people’s livelihood, steadily and rapidly heading for the ultimate goal of building a world-class insurance company.

2016 marks a milestone for China Life’s history. Faced with the complicated domestic and international economic situation and fierce market competition, we insisted on progressing in stability, centered on the supply-side structural reform, adhered to the business guideline of “stressing value, strengthening the workforce, optimizing structure, stabilizing growth, and preventing risks”, deepened reform and innovation, and have achieved breakthroughs in business development and strategic layout, drawing a good starting point for the 13th Five-Year Plan.

We adhere to the original mission of “insurance first” and realize a leap in the overall development of the service economy. Fulfilling social responsibility is the innate mission of insurance companies. We focused on services of the main business, and continuously improved our capacity to better fulfill social responsibility in business activities and serve the service economy with a wider range and deeper level. By the end of 2016, we had provided commercial insurance services for over 500 million customers based on the institutional network covering urban and rural areas. The Company’s overall strength was increased significantly with gross premium of CNY 430.498 billion, becoming the first and the only domestic insurance company with a gross premium exceeding CNY 400 billion. In 2016, the Company’s market value ranked first among global listed life insurance companies, won the first place in the competitiveness ranking of Asian life insurance companies and ranked 49th of 2016 Forbes Global 2000.

We adhere to the original mission of “client first”, innovate insurance services and enhance customer experience through new technologies. We have always put an emphasis on good faith and social responsibility. Conforming to the trend of social development, we accelerated the construction of “technology-oriented China Life” and started a new comprehensive business processing system to promote the transformation and upgrading of the Company. We expanded the internet service space based on customer experience, promoted the reengineering and optimization of the operating management process, and established a sound end-to-end management system of the business process. Relying on mobile internet technology, we launched two Apps “China Life e-shop” and “China Life e-insurance” for sales staff and customers, so that our services can be more efficient, convenient and considerate. China Life also pays great attention to customer demands. The Company promoted the “China Life 1 + N” service brand and enriched the product line to provide customers with “one-stop” products and services. In the “Best Insurance Products of

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

2016” campaign, “China Life Cancer Insurance”, “China Life Fu” and other eight products of China Life won the awards, topping the insurance industry. At the same time, the Company achieved the highest AA rating among life insurance companies in CIRC’s annual evaluation of insurance company services.

We stay true to the mission of “people first” and enhance the sense of achievement among employees and marketing partners. Committed to the concept of shared development, we have steadily implemented human resource reform. We treat hardworking employees as our foundation and responsible ones as our honor, and put everyone on the right position. We emphasize the improvement of professionalism, overall quality, income, and self-value of employees and sales staff to head for the target of “a strong company with rich staff”. The construction of sales force has also been accelerated in terms of quantity and quality, as its number has reached 1.814 million. The Company advocates happy work and healthy life, and endeavors to enrich the staff life via jogging, table tennis, singing competition and other activities. China Life also carried out an essay contest themed “Fulfilling ourselves to benefit others and fulfilling others” about corporate culture to promote employees’ spirit and company image.

We adhere to the original mission of “inclusive insurance” by supporting poverty alleviation with insurance. “Helping the needy and spreading loving care” is the eternal philosophy of China Life. Focusing on the national poverty alleviation strategy, we have given full play to our advantages, promoted targeted poverty alleviation projects and explored modes of poverty alleviation via insurance in Ningxia, Gansu and Chongqing. The “poverty alleviation insurance” mode Ningxia has been appraised by the State Council. The major disease insurance business was developing steadily, serving 420 million urban and rural residents accumulatively. Meanwhile, China Life conducted more than 330 items of handling business, with the service covering more than 81 million people. The Company has also carried out targeted poverty alleviation, improved the assistance mechanism, and taken an active part in public good to benefit the society. In 2016, through China Life Charity Foundation, the Company provided assistance funds for poverty-stricken counties and provided special donations for families having lost their single child and poor women suffering from cervical cancer or breast cancer, and assisted and brought up orphans from Wenchuan Earthquake, Yushu Earthquake and Zhouqu Mudslide, all of which cost over CNY 34 million.

We keep the original mission in mind and keep progressing. 2017 is an important year for the 13th Five-Year Plan and the supply-side structural reform. On the new long march of China Life, we will firmly establish new development concepts, seek progress in stability, accelerate development, promote transformation and upgrading and implement risk control to keep improving ourselves and create a sustainable future together with our stakeholders.

Chairman Yang Mingsheng

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

About Us

I	Company Profile

China Life Insurance Company Limited (the “Company” or “China Life”) is the largest life insurance company in China headquartered in Beijing. It has been listed in New York, Hong Kong and Shanghai. As a state-owned insurance enterprise, the Company provides both individuals and groups with life insurance, accident and health insurance products which cover survival, pension, disease, medical care, death and disability, and comprehensively meets customers’ needs for insurance protection, investment and wealth management in the field of personal insurance.

By the end of 2016, China Life Insurance Company Limited and its subsidiaries had accumulated total assets of CNY 2.7 trillion, ranking No.1 in domestic life insurance industry. With a gross premium of CNY 430.498 billion, China Life is the first insurance company whose gross premium has exceeded CNY 400 billion. The Company has 20,858 branches and subsidiaries, 98,505 employees and 1.814 million salespersons nationwide, and has about 246 million valid long-term individual and group life insurance policies, annuity contracts and long-term health insurance policies. The Company also provides policies and services of accident insurance and short-term health insurance for individuals and groups.

The Company has won the trust from the widest range of customers for its long history, solid financial strength, industry-leading competitiveness and worldwide reputable brand. It has always dominated the domestic life insurance market.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

II	Organizational Structure

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Big data of China Life in 2016

I. Good faith

CNY 2.7 trillion

Total assets

CNY 430.498 billion

Gross premium

CNY 191.27 billion

Net profits of shareholders of the parent company

CNY 0.66

Earnings per share (primary and diluted)

280.34%

Core solvency adequacy

20858

Branch organizations nationwide

II. Client first

8.86 Score of customer satisfaction survey on claim settlement 1.01 billion person-times Notification services 34 Newly developed products 10.99 million Users of China Life e-insurance

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

25,000 Clerks in over 2,600 customer service centers 98.26% Claims settled within 5 days

III. Humanistic care

98,505

Total number of employees

CNY 170 million

Total training investment

CNY 13 million

Total investment in assisting needy employees

1.46 million

Total training person-times

101.5 hours

Average training hours

IV. Mutually beneficial cooperation

3,567 Total number of suppliers who participated in China Life’s centralized purchasing 630 Suppliers who participated in the centralized procurement in 2016 1.814 million Total salespersons

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

V. All-win harmony

11.78 million

New electronic insurance orders via online channels like e-shop

219.59 million

Electronic orders of short-term insurance/digital vouchers within a year

33%

Electronic services coverage

420 million

Beneficiaries of major disease insurance

CNY 34.7274 million

Total donations of China Life Charity Foundation within a year

CNY 142 million

Total charitable donations

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Special Focus

Explain the original mission and serve the country through responsibility fulfillment

“Make insurance a pillar in a sound financial system, a key protection for better livelihood, a new means of efficient social management, an engine for the improvement of economic quality and economic growth, and a boost for the transformation of government functions.”

—Opinions of the State Council on Accelerating the Development of Modern Insurance Industry (hereinafter referred to as New National Ten Opinions)

Insurance industry plays an important role in promoting stable economic and social development as well as social harmony. As China’s largest life insurance company, China Life emphasizes the fulfillment of social responsibility and integrates its own development into the national economic and social development. The Company regards solving the prominent problems of the public as the new growth point, boosting the real economy as the starting point and focusing on the main business as the foothold, and seeks to establish a security network for the well-off society via insurance products and services.

I	Fulfill responsibilities to serve the national economic transformation and upgrading

The modern insurance industry is an efficient engine of the country’s economic transformation and upgrading. Guided by the innovation-driven strategy, China Life is continuously enhancing the capacity for sustainable development and value creation, giving full play to risk prevention and financing function of the insurance industry, and actively exploring new ways and junctures to boost China’s economic transformation and upgrading.

(I)	Keep improving

Focusing on pension and health, we are constantly expanding our client population.

No.1s of China Life:

No. 1 market value among listed insurance companies;

The most competitive Asian insurance company;

No. 1 total assets, reaching CNY 2.7 trillion;

The only domestic insurance company whose gross premium exceeds CNY 400 billion.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

(II)	Give play to the financing function of capitals

As one of the largest institutional investors in China’s capital market, the Company insists on the principle of long-term investment and value investment, to the supply-side structural reform. We fund the real economy through IPO, private placement and public market transaction. Meanwhile, we steadily push forward direct equity investment, innovate alternative investment models, and create more favorable conditions for entity enterprises to de-leverage and reduce financing costs. We also actively support industrial restructuring and provide financial support for high-tech and innovative industries. In line with the national strategy, the Company makes full use of advantages of insurance funds in long-term investment to support livelihood projects and key national projects, such as major infrastructure construction, transformation of shantytowns and urbanization.

CNY 2.5 trillion Investment assets by the end of 2016

(III)	Strive to develop petty insurance

China Life is one of the first insurance companies to carry out rural petty insurance services. Committed to promoting cheap and easy-understood petty insurance products with appropriate security range, the Company has expanded the coverage of petty insurance to urban low-income groups through years of exploration and hard work.

100 million

/Number of people who receive rural petty insurance services, accounting for 14% of the total rural population

CNY 1.81 trillion

Total amount insured by risk insurance

592,000

Number of people who have received compensation

CNY 1.47 billion

Total amount of compensation

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Case: Exploring the new “three-insurances-in-one” mode of social security in rural areas

China Life is working on an effective operating mode for the New National Ten Opinions together with local governments and regulatory departments. The Company started the experimental “three-insurances-in-one” mode in counties of Sichuan like Zhongjiang. The new mode combines rural petty insurance, the medical insurance for urban residents and insurance of new rural cooperative medical system (NCMS), reducing administrative cost and improving public service efficiency, and effectively solving the “first mile” and “last mile” problems for rural residents.

II	Serve the people and help establish a security network for people’s livelihood

China Life regards “improvement of the people’s livelihood and sense of achievement” as the focus of work and seeks to build a security network for people’s livelihood. The Company actively helps optimize the security system of people’s livelihood, serving as the safety network and stabilizer of the society.

(I)	Promote the establishment of the personal risk protection mechanism for the elderly

We have continued cooperation with senior citizens’ work committees at different regions in promoting commercial accident insurance for the old people and bringing into full play the risk protection and economic compensation mechanism of commercial insurance, and made active contributions to the establishment of the personal risk protection mechanism for the elderly.

•

Successfully held the “Pension Insurance Development Symposium” with the National Senior Citizens’ Work Committee in Nantong, Jiangsu. Participants discussed about the accident insurance mechanism for the old people in combination with government support, social donations, and self-funded insurance, and discussed ways to promote the positive effect of commercial insurance through the mechanism.

•

Took the initiative to participate in relevant researches. Together with the National Senior Citizens’ Work Committee, the Company conducted field researches on practical problems like how to boost long-term care services for the elderly via commercial insurance and how to expand the coverage of scattered accident insurance for the elderly in various cities in Jilin.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

CNY 1.2 billion Premium income of pension insurance 40 million Elderly population covered

Through coordination and communication with civil affairs departments and insurance regulatory authorities, China Life helps integrate the elderly accident insurance into the government work. We would like to thank China Life for its long-standing concern and support for the old age programmes. I hope you would continue caring about and participating in the cause of old age programmes, and sincerely wish you a prosperous future and double harvest in social and economic benefits. As a result of your hard work, hundreds of millions of old people will enjoy better protection of personal life and property.

—The National Senior Citizens’ Work Committee

(II)	Develop diversified health insurance

We have actively implemented the strategy of “health China”, and developed diversified health insurance services based on the customers’ needs for old-aged healthcare. With the purpose of establishing a “big health” ecosystem, China Life is working on an integrated ecosystem of health industries to provide customers with lifetime services.

•	Launched over 20 health insurance products including Kangning and cancer insurance;

•	Carried out preferential-tax insurance services in 31 cities;

•	Started care insurance services.

(III)	Develop inclusive insurance

We have actively developed insurance for agriculture, farmer and countryside, and carried out beneficial insurance services for the mass public. We are vigorously exploring the insurance service mechanism conformable to China’s poverty alleviation strategy, expanding the online inclusive insurance market, enlarging commercial insurance coverage, and building commercial insurance into the pillar of the social security system.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

17,000 Marketing service centers in villages and towns More than 200,000 Insurance service specialists in villages

Provide affordable insurance products for farmers

•

With meeting farmers’ demand on basic security as our starting point providing them with desirable products as our goal, we have increased the number of petty life insurance to 25, which feature proper security level, low cost, approachable terms in insurance policies and easy claim settlement. Such products satisfy the security demand of farmers with low income and enlarge the coverage of insurance in rural areas.

Publicity and promotions ensure peasant’s clear understandings of the insurance products

•

We actively create new forms of publicity and take a variety of publicity methods including drawing posters on walls, broadcasting, pulling banners on streets, holding insurance introduction meetings, disseminating cultures in villages, settling claims on site and so on. An increasing number of farmers now no longer “purchase insurance passively”. Some peasants even have a thorough understanding of each item of the petty insurance they have purchased.

Honest service gives farmers great assurance

•

We have strict system management, simplify insurance verification and claim settlement, help farmers to eliminate the concern of “While purchasing insurance is easy, claiming for settlements can be hard”, satisfy different security demands for part of the farmers, serve them as near as possible, provide door-to-door services including insurance purchasing, insurance renewing and sending compensations. We have basically established a new service system of “Branches in towns, staff in villages and service to households”, making farmers feel that insurance is just as convenient as saving money.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

III	Integrate innovatively to boost the transformation of government administration

China Life has been continuously strengthening cooperation with the government, innovating means of supplying public services, enhancing allocation efficiency of public service resources, striving to make insurance an effective tool of the government in improving public services and social management, and, as a member of the insurance industry, leveling up social governance.

(I)	Major disease insurance

Relying on managerial experience accumulated in policy-based medical transactions and commercial health insurance business and guided by principles of “active participation, professional service, independent accounting, openness and transparency”, China Life has treated major disease insurance as the strategic business and tried its best to be the preferred partner of the government.

To better our major disease insurance, we have established a service network based on nationwide service stations and innovated service measures so as to provide the insured with preferential national services and improve their experience of medical treatment.

•	Organize full-time service teams, promote health insurance policies, assist with hospitalization procedures, and carry out visits to inpatients

•

Conduct all-round medical expense control through intervening methods like joint work of government departments, dispatching representatives to hospitals, information system monitoring, and remote verification

•

Develop the first information system for major disease insurance specifically, carry out one-stop settlement to exempt insurance participants from medical expenses in advance, and provide them with professional and immediate compensation services

•	Carry out preventive health services, self-service physical examinations and other family doctor services to explore preventive ways of diseases

Case: China Life paid high compensation to a child with leukemia

Leukemia is no doubt a catastrophe to ordinary families. Chen, a ten-year-old child in Xianning, Hubei, had to receive bone marrow transplant and be hospitalized for over ten times because of acute lymphocytic leukemia. He was transferred to Wuhan and Beijing successively, and the dialysis and examinations during this period cost as high as CNY 1.43 million, an astronomical figure for a rural family. Compensation of the NCMS is limited to CNY 100,000. Without the major disease insurance, the family would have to pay CNY 1.33 million by themselves. Since 2014, China Life has paid 10 times with a total amount of CNY 589.7 thousand, raising the proportion of reimbursement by more than 40%. Chen’s later treatment fees were mainly covered by the compensation of the major disease insurance, which guaranteed follow-up treatment and disease control and avoided being impoverished by the diseases.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

More than 25,000

Medical institutions with one-stop claim settlement services

More than 250

Critical disease insurance projects

420 million

People covered

More than 10 million

Total person-times having been compensated

More than CNY 26 billion

Total compensation payment

(II)	Basic medical handling business

Since China Life first cooperated with the NCMS in 2003, the Company has worked out several influential modes like “Xinxiang Mode”, “Fanyu Mode”, “Luoyang Mode” and “Zhengzhou Mode”. After the publication of New National Ten Opinions, the Company seized the opportunity of government function transformation to rapidly develop basic medical handling business with special focuses on cooperation between the government and insurance industry, policy coherence, and medical cost control.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Responsibility Management

I	Opportunities and challenges

Challenges in sustainable development

•

National economy has entered a new normal while economic development is in a critical stage and faced with multiple challenges. There are still many conflicts and problems in economic operation. Changes in economic development trend will exert influence on insurance industry in terms of business development, capital utilization and payment ability through various channels including real economy, financial market, and consumer demand.

•

The possible low-interest trend during the long period has entailed higher demand on the asset and liability management of companies, and special attention must be paid to the prevention of loss from differences of interest rates, mismatch of asset and liability and so on.

•

Regulatory institutions have successively come up with policies to adjust and regulate the development of business with short and long durations, capital utilization and so on. Certain pressure goes hand in hand with the rapid development of business and the uncertainty and complexity are also on constant rise.

Opportunities in sustainable development

•	Chinese economy is still in a period of strategic opportunities where the growth speed is maintained at a high-middle speed.

•	A new round of scientific and technologic revolutions are around the corner, which creates favorable conditions for the improvement of business development and management level of insurance business.

•

The “New National Ten Opinions” on insurance industry and the introduction and practice of corresponding policies in pension, healthcare, investment and so on have improved the exploration and cultivation of insurance market.

•

The positioning of insurance industry is becoming increasingly clear and the development is transferring from a scale-speed mode to a scale-profit mode. These facts provide important opportunities for the Company’s transformation.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Strategy of Sustainable Development

•

We adhere to the development concept of “Innovation, coordination, green development, openness and sharing”, seek energy from liberating mind and deepening reform, emphasize the problem-oriented principle, strengthen innovation as a driving force, optimize the company’s governance structure and improve modem enterprise system.

•

We adhere to the main line of supply side reform, stick to the right direction of “Protecting people with insurance”, vigorously implement the innovation-driven strategy, follow the operation strategy of “stressing value, strengthening the workforce, optimizing structure, stabilizing growth, and preventing risks” and constantly push forward the strategic structure of “Five Focuses”.

•

We deepen transformation and upgrading and the implementation of “Three Strategies”, concentrate on the numbers and quality improvement of sales staff, maintain a relatively rapid growth in the first-year period, continue to enhance our competitiveness in the markets of large and medium-sized cities and counties, strictly prevent and control all kinds of risks and comprehensively improve the Company’s core competitiveness and ability of sustainable development.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

II	Social responsibility concept

Our corporate culture and social responsibility concept: “Fulfilling ourselves to benefit others and fulfilling others.”

Our mission: “Putting people first, caring for life, creating value and serving the society.”

III	Identification of substantive issues

Based on analysis of national macro-policies and domestic and international social responsibility standards, the Company’s development strategy and planning, industrial counterparts, interviews and surveys of stakeholders and internal surveys, this Report has recognized the key issues of social responsibility for China Life in perspectives of “degree of concern among stakeholders” and “degree of significance to company development”.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

IV	Communication with stakeholders

Stakeholders	Stakeholders’ expectations	Ways of communication with stakeholders

Governments & regulatory bodies	• Lawful and compliant operation; • Paying taxes by law; • Job creation; • Serving national strategies; • Risk prevention.	• Reporting and communicating about work; • Participating in meetings and providing reports on major activities and special topics; • Accepting supervision.

Shareholders	• Offering stable returns; • Improving corporate governance;	• Shareholders’ general meetings; • Regular reports, roadshows;

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

	• Strengthening investor relations management; • Timely, accurate and comprehensive information disclosure.	• News conferences; • Analysts’ meetings; • Investigations at branch organizations by investors and analysts; • Stakeholder surveys.

Clients	• Good faith and high quality; • Diversified insurance products; • Protection of the clients’ rights and interests.	• Client visits; • Demand/satisfaction degree surveys; • Product introduction meetings; • Service hotlines; • Response to client complaints.

Employees	• Protection of basic rights and interests; • Satisfying salary and welfare; • Occupational health and safety; • Sound career development prospect; • Employee care.	• Full salary payment in a timely manner; • Employees’ congress; • Employees’ symposiums; • Petition letters; • The President’s mailbox; • Demand/satisfaction degree surveys.

Partners	• Fair competition; • Good faith and mutual benefit.	• Informal daily communication; • Signing partnership agreements; • Morning meetings and symposiums among salespersons;

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

• Special surveys and lectures; • Stakeholder survey.

Environment	• Climate change; • Energy conservation and emission reduction; • Comprehensive utilization of resources; • Green office.

•  Training on environmental protection;

•  Promotion of environmental protection;

•  Environmental information disclosure;

•  Activities related to environmental protection;

•  Emergency plans for environment protection.

Communities and the public	• Employment improvement in local areas; • Involvement in community public-good activities; • Local economic development.	• Communication and surveys within the community; • Public-good activities; • Holding “China Life Lecture Hall” lectures; • Publicity of financial knowledge; • Voluntary services; • Disaster relief.

V	Honors

•	No. 49 of 2016 Forbes Global 2000

•	No. 12 of 2016 Top 500 Chinese Companies by Fortune China

•	“Influential Insurance Company of the Year” in the 14th China’s Financial Annual Champion Awards 2016 held by hexun.com;

•	“The Asset Triple A Country Awards 2016: Best Deal / Best Bond House of China” and “The Asset Triple A Regional House and Deal Awards: Regional Deals Fixed Income” held by The Asset magazine;

•	No. 59 of 2016 BrandZ Top 100 Most Valuable Global Brands

•	“Golden Dragon Award: Best Insurance Company of the Year” in the 9th Gold Medal List of Chinese Financial Institutions 2016 held by Financial Times;

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

•	“High-Quality Customer Service Award” in the 7th “Golden Tripod Award” campaign held by National Business Daily;

•	“Best Asian Insurance Company” in the Asian Financial Enterprise Competitiveness Campaign 2016 held by 21th Century Business Herald;

•

“Top 20 Best Boards of Supervisors of Listed Companies” in the “Best Practice Selection of Boards of Supervisors of Listed Companies” jointly sponsored by China Association for Public Companies, Shanghai Stock Exchange and Shenzhen Stock Exchange;

•	“Five-Star Award of Chinese Service Stars” in the 2nd Chinese Service Convention held by China Association for Quality Promotion (CAQP);

•	“Service Quality Innovation Award” in the 2016 CAQP 315 Customer Rights Protection Theme Activities held by CAQP;

•	“China Philanthropic Enterprise of the Year 2016” on the 2016 China Annual Conference on Philanthropy held by China Philanthropy Times;

•	“Poverty Alleviation Award of the Year” in the “11th Corporate Social Responsibility Award” campaign held by people.com.cn;

•	“Responsible Brand of the Year 2016” in the 6th China Charity Festival held by the mass media;

•	Elected Vice Chairman of the Chamber of Hong Kong Listed Companies in 2016.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Part I Good Faith

Stakeholders’ expectation

Improved corporate governance; lawful and compliant operation; stable value increase.

Our strategy

Under the business guideline of “stressing value, strengthening the workforce, optimizing structure, stabilizing growth, preventing risks”, we deepened reform and innovation, implemented structural transformation and upgrading, and conducted risk management to constantly improve our Company.

Our action

We continued improving the corporate governance mechanism and compliance management mechanism, established the “1+7+N” risk management system, and promoted construction of “technology-oriented China Life” to improve our development strength and profitability.

Our Achievement

Earnings per share: CNY 0.66; insurance premium: CNY 430.498 billion; total assets: CNY 2.7 trillion.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

I	Optimize Corporate Governance

As a company listed simultaneously in New York, Hong Kong and Shanghai, we have paid great attention to corporate governance, strictly obeyed local laws and regulations, and improved the strategic decision-making mechanism. After years of exploration and practice, we have gradually formed a standardized and comprehensive corporate governance structure, and an effective institutional system.

(I)	Governance structure

We have continuously improved the corporate governance structure composed of the general meeting of shareholders, the board of directors, the board of supervisors and the management, and formed the well-functioning operation mechanism featuring clear division of the right of decision-making, right of supervision and right of management. The corporate governance structure guarantees effective implementation of the right of decision-making of the general meeting of shareholders and the board of directors together with the right of supervision of the board of supervisors, and guarantees the efficient work of the management in accordance with corporate regulations and authorizations.

Figure: Governance Structure

(II)	Investor relations

We have attached great importance to communication with investors, strengthened analysis and research of the capital market, and conducted all-round information exchanges via standardized information disclosure, performance release and one-on-one roadshows so as to enhance investors’ understanding of the Company and ensure that they are informed of the Company’s information.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Big Data in 2016

611

Participants of the performance release conference

56

Non-transaction roadshows and one-to-one group meetings

130

Visits to VIP shareholders and potential institutional investors

855

Investors and analysts received in 2016

Figure: Teleconference on the third-quarter performance release in 2016

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Figure: Visit to Nomura Group

II	Stick to moral operation

China Life has always abided by business ethics, laws and regulations, constantly improved the compliance management system, properly managed risks, resolutely opposed corrupt acts like bribery, promoted fair competition, and integrated concepts of good faith and compliance into all aspects of business operation.

(I)	Compliance with laws and regulations

Conforming to laws and regulations and adhering to the principle of “preventing legal risks, promoting compliant operation, and supporting business development”, we improved the Company’s operation management level through investigation, assessment, monitoring and training. The legal compliance department would give opinions on compliance before the insurance products, business policies and promotional materials were released. The legal compliance personnel would also participate in the Company’s major reforms and innovation to ensure compliant operation.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Figure: Key compliance actions

Figure: Special training on the 3rd Judicial Interpretation of Insurance Law

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

(II)	Risk prevention and control

Effective risk management policies and strategies are key to our success. In accordance with the requirements of CIRC regarding the implementation of China Risk Oriented Solvency System (C-ROSS), we pushed forward the construction of the solvency risk management system and the construction of the “1+7+N” risk management system. We also organized solvency risk assessment to enhance the Company’s risk management ability. Strictly following the Guidelines for the Implementation of Comprehensive Risk Management of Personal Insurance Companies, we optimized the risk preference formation and transmission mechanism, conducted risk pre-warning management at different levels, and strengthened precaution in key risk areas. In the special project against illegal fund-raising, the Company checked and monitored risks of illegal fund-raising from eight dimensions including counter monitoring, index monitoring, customer service monitoring, team monitoring, reporting monitoring, interview monitoring, system monitoring and media monitoring, giving full play to the role of the key risk monitoring system. Moreover, we implemented “Two Enhancements and Containment” self-inspection, carried out deep self-inspection, rectify and reform in the Company’s key areas, key institutes, key problems, key cases, key risks, as well as key regulations, key posts and key members, and leveled up the risk-control ability of the Company. In 2016, our Insurance Regulatory Commission’s Solvency Aligned Risk Management Requirements and Assessment (SARMRA) ranks front row of the life insurance industry.

Figure: Innovative measures for risk management

(III)	Anti-corruption

We paid great attention to the building of the Party work style and a clean government, deepened anti-corruption efforts, implemented “two responsibilities”, improved anti-corruption rules and regulations, and strengthened supervision, discipline and accountability system to effectively reduce the existing corruption and contain further increase, create a sound atmosphere in line with right politics, disciplines and rules, and establish a long-term anti-corruption mechanism. We were determined to prevent corruption from its source.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Big data in 2016

372 Anti-corruption trainings organized 19,758 Participants in anti-corruption trainings One Corruption case concluded

Strengthen discipline supervision and consolidate the basis of case investigation

•  We center on problems of “four forms of decadence” to conduct targeted inspection work including self examination and selective examination of key issues.

•  We conduct investigations and examinations of clean government in 13 branches in 2016 and spotted 45 problems.

Improve system construction

•  We identify the priorities in the construction of clean government and Party working style, and assign specific tasks to branches.

•  We conduct assessments on the completeness of tasks assigned to each branch.

•  We establish case reporting mechanism to report major cases with distinct corrupt features.

Promote the construction of clean government culture

•  We incorporate anti-corruption education into leadership trainings, position integrity education and new staff orientation training.

•  We require our staff to finish online study of Regulations and Ordinances, and pass corresponding test. In 2016, 61,100 employees completed their study and the passing rate was 82%.

Figure: Anti-corruption measures

(IV)	Anti-money laundering

Money laundering is a criminal act that seriously jeopardizes national security and threatens global economic development. Fully aware of the importance of anti-money laundering work, we actively fulfilled obligations in accordance with laws and regulations and took necessary measures to maintain the stability of the financial order.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

•  We improve the contents of responsibilities, management measures, assessment and evaluation demands, accountability mechanism of anti-money laundering, and upgrade the information system function of anti-money laundering to ensure the effective implementation of relevant laws and regulations.

•  We constantly conduct education activities of anti-money laundering, and take advantage of all kinds of media to strengthen the publicity in order create a positive social atmosphere in different ways and enhance the overall awareness of prevention and control of the risks of money laundering.

•  We conduct daily work of anti-money laundering, carefully examine clients’ identification, report information of large-sum or suspicious transactions to relevant departments and practically fulfill our legal responsibilities.

•  We cooperate with People’s Bank of China and accept onsite inspection of money laundering to spot our weakness in aspects of construction of internal control mechanism, client risks level classification, client identification materials, transaction records and so on to improve our capability of combating money laundering.

Figure: Anti-money laundering measures

III	Create continuous value

Faced with the complicated international situation and arduous domestic reform, development and stability tasks, China Life actively adapted to the new normal of economic development, implemented innovation-driven development strategy under the guideline of “stressing value, strengthening the workforce, optimizing structure, stabilizing growth, and preventing risks”, and seized opportunities for further development. The profitability and overall strength of the Company continued increasing.

(I)	Continuously enhance profitability

Our business has been developing rapidly with the continuously optimized business structure, significantly improved management efficiency, and a leading position in the industry. In 2016, the Company achieved a total insurance premium of CNY 430.5 billion, a year-on-year increase of 18.3%, the highest growth rate since 2009. This makes China Life the first and the only insurance company whose gross premium exceeds CNY 400 billion.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

(II)	Continuously improve strength

We maintained the confidence and flexibility of our strategy, speeded up the transformation and upgrading, actively improved the competition situation of large and medium-sized cities in regular premium business and personal insurance channels, further consolidated our competitive advantage in counties, and continuously enhanced the Company’s sustainable development capacity and core competitiveness.

In 2016, we won the first place in the competitiveness ranking among Asian life insurance companies, and ranked No. 49 in 2016 Forbes Global 2000. The Company’s core solvency adequacy and comprehensive solvency adequacy were 280.34% and 297.16% respectively, much higher than the supervision requirements.

Case: Increase the stake of China Guangfa Bank to promote synergistic development

On February 29, 2016, China Life signed a transfer agreement with Citigroup, and obtained 20% stake of China Guangfa Bank held by Citigroup’s IBM Credi programme, becoming the largest single shareholder of China Guangfa Bank.

This action would promote the synergistic effect between China Life’s main business and China Guangfa Bank, provide clients with integrated and diversified financial services, and bring China Life more robust financial returns and promising appreciation space.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

In 2016, the China Life-Guangfa co-branded debit card, credit card and China Life account were issued officially, triggering the collaboration between insurance companies and banks.

(III)	Rapidly promote the construction of a technology-oriented China Life

We firmly implemented the “innovation-driven development strategy”, launched a new-generation comprehensive business processing system centering on clients and featuring internet, rapid response, safety and reliability, and popularized the application of cloud assistant, cloud-based signage, cloud desktop and interconnected network, speeding up the mobile internet process of China Life. In 2016, surrounding clients, sales staff, management staff and other user groups and with the help of new technologies of face recognition, real-time computing and big data, we established the two platforms of China Life E-shop and China-Life E-insurance and launched over 20 new products including Jinshan Dolphin, Big Health and Bumblebee, winning the “Outstanding Contribution Award in Scientific and Technological Innovation in the Financial Industry” and other three innovation awards.

•	The “Driving Insurance Micro-Application” won the “Outstanding Contribution Award in Channel Innovation” in the annual selection of excellent financial technologies and services in 2016.

•	The “Pyramid Big Data Platform” won the “Outstanding Contribution Award in Scientific and Technological Innovation”.

While focusing on the development of new technologies, we paid great attention to intellectual property right protection, and actively carried out the declaration of intellectual property rights to promote the healthy and orderly development of China Life. In 2016, we completed ten computer software projects including the “China Life Global Hawk Application Monitoring System” declared by Shanghai Data Center and the “e-Counter System” declared by the R&D Center.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Part II Client Foremost

Stakeholders’ Expectation

Simple, convenient, and safe services; high-quality insurance products; protection of legal rights and interests of clients.

Our Strategy

We constantly optimized the service management system, stressed the development concept of “client foremost”, met diversified client needs, innovated products and services, improved service quality and experience, and created higher value for customers.

Our Action

We improved the efficiency of call centers, expanded notice channels on the internet, conducted smart claim settlement, developed new products based on clients’ needs, upgraded client experience via new technologies, and held the tenth China Life Client Festival.

Our Achievement

Got a score of 8.86 in customer satisfaction survey on claim settlement; the rate of claim settlement within 5 days reached 98.26%; provided notice service for 1.01 billion person-times.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

I	Push forward service upgrading

China Life has constantly optimized service management system, improved customer service capacity, and pushed forward service upgrading. The Company aims to provide clients with simple, convenient and safe services, and endeavors to improve service quality and experience and create more value for clients in every contact with clients.

(I)	Optimize the service management system

We adhered to the principle of “client foremost”, regarded value increase as the core of our work, focused on window services and optimized service management system to accelerate major transformations in customer experience and customer operation.

Figure: Optimize the service management system

(II)	Improve customer service capacity

We paid close attention to customer needs and service experience, enhanced front-end business capability, strengthened the support of back-end technology for front-end business, improved quality of claim settlement service, and constantly optimized the service management system. In 2016 China Life scored 8.86 in the customer satisfaction survey on claim settlement, the best third-party survey result since 2007.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

•

We have formulated Management Measures of Client Contact Center Knowledge Library to further guarantee the timely and accurate publication of knowledge and information so as to satisfy the practical work demand of client contact center and multimedia automatic response and enhance our capacity of client service.

•

We improve our client contact system, optimize service of “WeChat Notification” , provide individualized notification service, enhance the operation of “Wise Notification”, strengthen team construction and constantly promote the integral system of client notification service and the capacity of notification service channels.

•

In 2016, we served more than 80,000 clients each day. We are the first in the industry to establish a three-layer cloud framework as an enterprise, provide 25 innovative applications and two platforms, namely China Life E-shop and China Life E-insurance. We mastered a variety of new technologies such as real-time calculations, big data, face recognition and so on and apply them to multiple business situations, providing convenient, safe, and accessible service for clients.

•

By relying on information technology, we are now applying a new platform for claim settlement, offering comprehensive support to the construction of an intelligent mechanism of claim settlement, pushing forward direct payment in claim settlement, further optimizing claim settlement efficiency and transparency, which substantially enhances our service for insurance policies.

Figure: Improving customer service capability

Big Data in 2016

1.01 billion People who received notice service 940 million Short messages sent 50.05 million E-mails sent 8.6 million Person-times having received compensation

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

(III)	Improve the emergency management mechanism

We continuously improved the response mechanism and procedures for major emergencies, enriched contents of the emergency plan, and improved the rationality and operability of the emergency plan to ensure the rapid response, flexible handling and information sharing in claim settlement. In 2016, we rapidly handled a total of 31 major emergencies through joint actions of the head office and branches.

•	Adhere to the principle of unified leadership, level-to-level responsibility, timely response, adequate measures and reinforced cooperation;

•	Launch the emergency response mechanism at the very first moment and seek cooperation between the head office and branches;

•	Actively collaborate with the government in disaster relief;

•	Open green channels for rapid claim settlement;

•	Go deep into the frontline to provide high-quality and efficient claim settlement services.

Case: Launch the emergency plan in response to Typhoon “Nida”

In August, 2016, the No. 4 Typhoon Nida landed on the coastal areas of Guangdong and attacked the Pearl River Delta Region. In active response to the typhoon, we promptly launched the emergency plan, organized local branches to set up an emergency service working group, opened green channels for rapid claim settlement due to the typhoon disaster, and provided clients with high-quality services in a rapid, convenient and humanistic manner.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

(IV)	Protect consumers’ rights and interests

We have put strategic importance to consumer operation and included the protection of consumers’ rights and interests into the company’s 13th Five-Year Plan. We have focused on the implementation of projects such as the “New generation” project, “Intelligent service” project, “Join hands with China Life” project, and “Livelihood promotion” project to include consumer service, consumer management, and consumer communication, etc. into our holistic ecosystem of consumer operation so as to guarantee consumers’ rights and interests. In 2016, thanks to the outstanding performance in the comprehensive assessment initiated by China Association for Quality Promotion through inspections and undercover visits, consumer complaints and client satisfaction survey, we won the honor of “Star of China Service” with five-star rating for the first time.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

•

We set off from product development, selling, maintenance, claim settlement, handling complaint, education of consumers and so on to establish a scientific and effective system and relevant regulations that cover the whole process.

•

We establish a classified and graded management system of client information, form a closed loop of constant maintenance of client information, improve the safety management and control mechanism of client information, promote the supervision and management of quality of client information and create unified inquiry scheme for clients to strengthen the protection of clients’ privacy.

•

We cooperate with professional third-party research institute to conduct surveys on clients’ satisfaction degree. Our work mainly concerns clients’ experience and feelings of services provided by the Company’s branches including sales, business management, customer service, payment and purchase and so on.

•

We revise Management Measures of Client Complaints to provide guidance on business operation and service regulation for our staff, abide by laws and regulations in handling complaints, offer different channels including feedback forms and hotlines to clients for them to express their opinions so as to provide a improved communication mechanism.

Figure: Measures for protecting consumers’ rights and interests

(V)	Carrying out business in good faith

At China Life, responsible insurance sales and marketing are our missions. In order to improve occupational ethics and professionalism of marketing personnel, we have enhanced institutional improvement, upgraded and transformed the credit evaluation system, and guided our marketing personnel to carry out standard insurance operation consciously to create a favorable working environment of honesty and trustworthiness.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Figure: Measures for responsible marketing

II	Optimize client experience

China Life has actively studied the differentiated needs of different industries, regions, channels and client groups for risk prevention, focused on new areas, new products and new technologies of the insurance industry and kept on exploring products and services that meet the demands of client assurance and experience to provide clients with new consumption experience.

(I)	Product innovation

Robust production innovation capability is our core competitive edge. At China Life, we persist in “being market-oriented” in product development and dig into clients’ insurance needs during different stages of the whole life cycle in order to build a distinctive and complete product system to meet clients’ needs in different life stages, such as emergency prevention, health care, medical care, annuity, children education, and wealth management, etc. In 2016, 8 products such as China Life Cancer Insurance and China Life Fu won awards in the industrial competition of “Insurance Products of the Year 2016”. China Life ranked top in the insurance industry in terms of the number of awards and honors.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Big data in 2016

34 Newly developed insurance products in 2016 3 Newly developed insurance products targeted to help the poor

Set up the first long-term universal combination of regular payment

•	We improve “Kangning” series of products. By learning the advantages of universal products, we developed new “Kangning” products for niche markets of medium-sized cities and adult customers. “Kangning Universal” is the first long-term universal product combination focusing on healthcare, pension and accidents.

Develop middle-end medical insurance products to provide deepened healthcare security

•	We develop middle-end medical insurance products to provide deepened healthcare security and accumulate medical data and experience. Products with high security and low prices will attract more customers to invest. The product can cut medical risks and increase the ability of operation and management of medical insurance.

Design more “China Life Fu” products to give customers more options

•	We design “Xiangrui lifetime” and “Xiangrui fixed term” and other products of “China Life Fu” series to give customers more options. Additional insurance products are offered in a more flexible way, including additional child disease, additional illnesses and additional beneficiary of premium, to give more options of portfolios of insurance products for customers.

Create combined products for group and serious diseases for employees’ welfare

•	To enrich well-fare products for employees, we design the first major disease product allowing personal payment named“Kangyuan/Kanghui group major disease insurance combination”. This product combines advantages of group insurances and those of personal ones, which meets different needs from legal person, employees and insurance companies, and increases flexibility and convenience of employees’ welfare. The China Life Group Insurance for Certain Diseases of Male Employees is exclusively for male employees and improves the existing welfare system.

Product innovation based on diversified needs of clients

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Case: China Life has actively developed products to serve the needs of people’s livelihood

We have adhered to the preferential personal income tax policy in commercial health insurance, actively responded to the policy of individual beneficiaries of social medical insurance in Shanghai buying commercial health insurance with the balance of social medical insurance account, and implemented CIRC’s regulations on the promotion of poverty alleviation by insurance industry. China Life has innovated insurance products to better serve the public.

(II)	Service innovation

The development of information technologies has connected people to the internet through various devices such as mobile phone and tablet PC. As a result, people can enjoy the intelligence and convenience brought by the internet anywhere at any time. We have drawn on diversified channels and innovation of products and services to facilitate clients in an all-round way, providing them with the most convenient services.

Case: China Life launched China Life E-insurance to optimize intelligent service

China Life E-insurance is an automatic e-service application. With the system, clients can enjoy services such as product sales, basic services and value-added services online. In 2016, we launched China Life E-insurance to bring clients better experience.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

China Life E-insurance has attracted 6.9 million customers in 2016, realizing 10.99 million customers in total. Moreover, China Life E-insurance completed 11.36 million cases of risk prevention and claim settlement, with the service application rate of 42%.

Case: Convenient services through WeChat

Relying on the convenience and timeliness provided by mobile internet, we have launched a series of WeChat services to provide clients with the most convenient service.

Case: China Life experiments with online claim settlement in rural outlets

The difficulty and long time in receiving the claim settlement service have been tough problems in claim settlement service in rural outlets. In order to improve efficiency, we have drawn on internet applications, given full play to the advantage of the nationwide urban and rural insurance outlet network, and actively experimented with mobile claim settlement service in rural outlets. Rural outlets directly submit the claim online and provide convenient “door-to-door” claim settlement service for consumers in counties and villages. In 2016, we experimented with mobile claim settlement service in 253 rural outlets distributed in six provinces, including Sichuan and Guangdong. 54,500 cases of claim were completed, with an average claim settlement time of 1.7 days. In this way, the efficiency of rural claim settlement service is greatly promoted and consumers’ experience is improved.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

(III)	Value-added service

We integrated clients’ demands collected widely with perception factors of service experience, deeply explored potential value-added service models and activities, and built a differentiated service system. Meanwhile, we continued to conduct “China-Life 1+N” value-added services to provide clients with high-quality, all-dimensional and in-depth considerate services.

•

China Life held the 10th “joining hands” erial client service activities and the “China Life Client Festival” celebration activity. China Life launched the health service resource package covering four aspects, namely health insurance, health management, health maintenance and healthy life, to provide new service for clients.

•

China Life continued to promote global emergency assistance and VIP service. China Life has provided 70 million long-term clients at various levels with emergency rescue, health consultations, VIP care and other value-added services of different content at different levels

Big data in 2016

2.42 million

Participants in the 6th national children drawing event with the theme of “Joining Hands with China Life with a Focus on Health Maintenance”

57

“Running 700” series running activities covering cities in China

267

Itinerant lectures on family education co-organized by a renowned education brand

100,000

Participants benefited from itinerant lectures on family education

22

VIP special activities

373

International medical assistance cases

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

305 Domestic medical assistance cases

Figure: “China Life 1+N”

Case: China Life Family Doctor Card offers you a doctor beside you

Family doctors do not necessarily help people with big diseases, but provide you with considerate care at any time. We joined hands with the International SOS, the global largest emergency medical assistance institution, and launched the family doctor card. China Life Family Doctor Card provides clients with professional medical advice on the common treatment of accidental injuries and the prevention of acute diseases and chronic diseases, and offers clients health consultation services at any time anywhere. With the card, our clients can receive timely and effective help as if they had a doctor beside them.

Case: Meet with Yao Ming and realize clients’ dream

Face-to-face conversation with Yao Ming is the dream of many fans. In 2016, 12 clients came to the seaside city Qinhuangdao from different places of China with the hope of meeting with Yao Ming. In order to realize their dream, we innovated services and held “Fans Meeting with Yao Ming in 2016” in Qinhuangdao for the first time, creating a great opportunity for our clients to have a face-to-face conversation with Yao Ming. In the fans meeting, Yao Ming answered attendants’ questions with zeal and patience, shared and exchanged his experience in basketball and thoughts about sports and health with the audience. Yao Ming also sent a gift to each attendant with a signature on it, realizing our clients’ dream as a big fan of Yao.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Case: “Running 700” leads to a healthy lifestyle

We promote healthy running culture and guide our clients to live a healthy life. In order to pay back to clients’ care and support, we have also built a communication platform for runners and co-organized the “Running 700” activity with Beijing Starz International Sports Management Co. Ltd. During the activities, we purchased China Life insurance for every participant and provided them with services such as insurance coverage, first-aid service and water and food supply.

“I think it is very meaningful to run together with so many people. I can not only feel the happiness of running, but make more friends who love running just like me. If China Life holds such activities again, I will actively participate and live a healthy life by running.”

—A runner who participates in “Running 700”

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Figure: China Life held the National Excellent Works Exhibition and Awarding Ceremony of the 6th National Children Drawing Event

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Part III Humanistic Care

Stakeholders’ expectation

Satisfying remuneration and welfare, a safe and comfortable working environment and a platform for development and promotion

Our strategy

Persist in putting people first, we endeavor to build the talent cultivation system, improve employees’ overall ability and professionalism comprehensively, motivate their potential and promote the realization of their self-value.

Our action

We treat employees equally, forbid discrimination in any form, enhance employees’ occupational health and safety management, improve the remuneration and welfare system and provide opportunities of vocational training and job promotion for employees.

Our achievement

We invested a total of CNY 170 million in vocational training and trained 1.46 million person-times. We contributed CNY 13 million to assisted needy employees.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

I	Protect employees’ rights and interests

China Life maintains that human resources are the first resource of the Company and promotes the talent cultivation strategy of “mechanisms for absorbing talents, systems for using talents, training for cultivating talents and working environment for retaining talents”. Moreover, we persist in putting people first, optimize workforce structure and motivate employees’ potential and creativity.

(I)	Equal employment

We persist in equal employment and oppose employment discrimination and enforced labor in any form. Adhering to lawful employment, we sign labor contracts with employees according in compliance with the principle of equality, free will and unanimity through mutual consultation. In 2016, we introduced 35 talents for professional positions and recruited 2,738 outstanding university and college graduates, and employed 19 graduates as village officials. By the end of 2016, the number of employees had reached 98,505, among which female employees account for 57.46%. The workforce structure has become more scientific and reasonable.

Figure: Gender distribution of employees	Figure: Age distribution of employees

(II)	Democratic management

We emphasize on the important role of the trade union of the Company, improve the democratic management system, and regularly hold Employees’ Congress. We improve the staff communication and feedback mechanism, expand staff participation channels and scope, and establish staff appeal channels to guarantee employees’ rights to democratic decision-making, democratic management and democratic supervision.

•

Jiangsu Provincial Branch actively innovates ways of democratic management, explores the biggest common divisor of corporate development and employees’ expectations, realizes mutual benefits between the Company and employees and develops a new democratic management concept of “consensus, win-win and sharing”.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

•

The trade union of Hubei Provincial Branch organizes trainings for staff representatives every year to guide them to analyze the causes behind cases, and research into and figure out measures for employees’ problems. The trade union regulates the compilation of employees’ proposals, enhances its inspection and instruction and timely provides feedback to staff representatives.

Big data in 2016

100% The rate of trade unions establishment 100% The rate of staff admission in trade unions 100% The coverage of special collective contracts to protect the rights and interests of female employees

Figure: Employees’ Congress

(III)	Remuneration and welfare

We have constantly optimized the employees’ remuneration and incentive mechanism, upheld open, transparent and continuous

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

communication in performance management, implemented whole-process performance management in performance planning, performance tutoring, performance assessment, performance feedback and application, etc. and built a competitive and inspirational remuneration and welfare system. We have built a diversified welfare guarantee system and ensured full coverage of social insurance for employees to constantly improve employees’ happiness and satisfaction.

Enhance performance-based salary allocation mechanism

Increase the share of floatable salary and put more focus on performance and differentiated salary allocation so as to stimulate those with better performance and greater contributions.

Set up the mechanism for reasonable salary increase

Correctly deal with the relationship between cost management and salary increase for employees, so as to increase employees’ income and develop the business simultaneously.

Improve policies favoring sales and grassroots

Give more support to the team building of talents in frontline business and sales, and attract more talents to sales positions and grassroot units by advantaged income.

Figure: Improvement and optimization of the incentive and constraint mechanism

Figure: The diversified welfare guarantee system

Case: China Life timely adjusts the pregnancy leave system, showing great humanistic spirit

2016 witnessed significant changes in national population policies. China amended Population and Family Planning Law and released the universal two-child policy. The People’s Government of Beijing Municipality also amended Population and Family Planning Regulation. Thus, we timely adjusted relevant items concerning pregnancy leave and marital leave in the Regulation on Attendance and Leave Management of Headquarters Staff to ensure compliance with relevant regulations and rules of Beijing and protect employees’ rights and interests.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

(IV)	Occupational health

We have laid great stress on employees’ occupational safety and health, implemented related national regulations and standards and organized staff to take part in health examinations. Meanwhile, we care for employees’ mental health and provide them with a healthy and safe working and living environment.

Figure: Measures for improving employee occupational safety management by the head office

II	Supporting employees’ growth

China Life has adhered to the concept of “putting people first and combining integrity with professional competence”, put emphasis on talent cultivation, regarded employees’ quality improvement as an important standard of corporate culture of “Fulfilling ourselves to benefit others and fulfilling others”, motivated employees’ potential and promoted the realization of employees’ self-value.

(I)	Career development

According to the principle of “Prioritizing practice and putting knowledge into practice”, we have added more dynamics to the talent career development management mechanism, expanded the talent development platform and established three career development channels respectively for professional executives, management personnel and professional technicians so as to realize “career development without barriers and diversified channel shift”.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Figure: Career development channels (dash stands for tier)

Case: Optimize career development channels for professional technicians

We have actively optimized career development channels for professional technicians, promoted the cultivation of professional technicians and boosted the development of specialized talents.

Promote the construction of two professional position systems at two centers.

Finish approving the number of professional positions of all levels in two centers, formulate standards and carry out position appraisal

Research and set up professional position sequence in the head office.

Figure out position standards for all sequences and levels of professional positions in the head office, study the working logic for actuaries in the head office, and draft the plan for appraisal and employment.

Actively push forward the establishment of professional position systems in the head office and branches. Study the measures of the establishment of professional position systems in branches.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Case: Promote “Young Talent” cultivation program

China Life continued to promote “Young Talent” cultivation program and the growth of frontline management personnel. By the end of October, 2016, we had successfully held 19 training sessions for over 1,100 “Young Talents”.

Goals for training:

Put the training focus on outstanding college/university graduates and graduates serving as village officials, and put them in the list of core members of the back-up team to be trained as managers of county-level branches, and try to train 1000 of them into future excellent managers within 5 years.

Measures for training:

Two mentors are provided for each trainee, centralized trainings and self-learning of designated subjects are organized, position-shift training and superior-subordinate communications are enhanced to help young employees improve themselves.

(II)	Employee training

We have deepened the concept of “staying close to the frontline, staying close to the practice, and staying close to the times”. By drawing on various training methods, such as lecture, face-to-dace instruction, online class, video, special research, micro class and mobile learning, we provide abundant and open online learning resources.

Big data in 2016

CNY 170 million Contributions to staff training 1.46 million Employees who participated in trainings

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Figure: New employee orientation training

Figure: Training class for young and middle-aged cadres

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Name of targets	2016	2015	2014
Coverage of new employee orientation training (%)	96	95.23	94.19
Employee training coverage (%)	92	87.97	87.88
Executive training coverage (%)	100	97.28	97.17
Average hours of employee training (hours)	101.5	30.01	24.46
Number of full-time lecturers (person)	1712	3260	2485
Number of part-time lecturers (person)	72615	45411	36954
Textbooks(set)	21	21	20
Courseware(set)	264	264	264
Online courseware(set)	801	712	34
Number of online learning participants (person-time)	7689261	1650361	1432192
Number of online test participants (person-time)	1001552	508499	160633

III	Care for employees’ life

China Life has laid great stress on hitting a balance between employees’ work and life. We have endeavored to create a cozy, healthy and comfortable living environment for employees and promoted mutual development and progress between the Company and employees to enable employees to share mutual development with the Company.

(I)	Balanced work and life

We have laid great stress on promoting the balance between employees’ work and life. While bringing into full play the employees’ personal ability, the Company regularly organizes various trainings and pressure relief activities, provides professional consultation service for employees and their family members through the Employee Assistance Program (EAP) and helps employees improve working performance and life quality.

Figure: Rope skipping competition	Figure: Tennis competition

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Figure: Table tennis competition	Figure: Football competition

(II)	Assist needy employees

We have formulated the 2016-2018 Special Planning for Warm Homes - Staff Homes, built the “Home for Specialized Employees” with local characteristics according to employees’ needs, and helped needy employees out of trouble.

Big data in 2016

CNY 13 million Contributions to the assistance of needy employees

Case: “Sisters Hand in Hand” — Pair-up help for needy female employees

On the New Year’s Day of 2016, we gave away subsidies to poor female employees from single parent families. We continued to implement the pair-up assistance activity for needy female employees themed “Sister Hand in Hand”. Female employees of the trade union stayed close to the frontline to serve the grassroots employees, and pair up with needy female employees in the role of a “considerate sister” so that they can promptly find out about the employees’ troubles and continuously provide them with mental care, assist them in solving the actual difficulties in life and work, and join hands with them in tiding over the difficulties.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Part IV Mutually beneficial cooperation

Stakeholders’ expectation
Long-term stable partnership; coordinated, healthy and orderly development
Our strategy

We persist in mutual benefits and win-win cooperation, actively carry out strategic cooperation with partners, encourage members of the value chain to acknowledge and support principles and practice of social responsibility, and head for the healthy development of the market

Our action

We constantly deepen cooperation with partners such as banks, governments and international companies, promote the healthy and orderly development of the industry and participate in researches on industrial standards and industrial exchanges

Our achievement

630 suppliers who participated in the centralized procurement in 2016

1.48 million Participants in cloud-based classes

89,194 Person-times of high-caliber sales managers trained in the whole system of personal insurance

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

I	Support shared development with partners

China Life has always focused on win-win cooperative partnership, given full play to its own advantages, and cooperated with partners in different circles to achieve all-win results. While we pursue corporate development, we drive the industrial development and create a favorable market environment for the insurance industry.

(I)	Management of suppliers

We have always taken the fulfillment of social responsibility as the basic requirement for procurement, and have strictly observed the national tendering and bidding laws and regulations and the Company’s centralized procurement system rules in the process of procurement. Besides, we continued to uphold the principle of prioritizing environmental products and suppliers while other conditions are the same. Meanwhile, we have further enhanced the evaluation of suppliers in terms of their environmental protection system and its implementation, and would reward environmental suppliers with certain bonus points according to specific project requirements.

In 2016, we continued to adopt “e-procurement” in the centralized procurement. “E-procurement” can not only help the Company to standardize the procurement procedures and realize paperless operation, but also to inform the Company of procurement activities in the whole system so that the Company can supervise and control CSR fulfillment in the procurement process.

Big data in 2016

3,567 Suppliers who have participated in the centralized procurement over the years 630 Suppliers who participated in the centralized procurement in 2016

(II)	Marketing team growth

We have always taken marketing staff as our most important business partners and strived to protect their rights and interests, care for their growth, and train and supervise them to fulfill social responsibility. By the end of 2016, the number of the Company’s sales team members for various insurance types had reached 1.814 million, showing a net increase of 723,000.

•	Personal insurance channels: The number of marketing staff for personal insurance channels reached 1.495 million, a net increase of 585,000 people in 2016

•	Group insurance channels: The number of marketing staff for group insurance channels reached 85,000, a net increase of 40,000 people in 2016

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

•	Bank insurance channels: The number of marketing staff for bank insurance channels reached 234,000, a net increase of 103,000 people in 2016

Big data in 2016

310,000

Downloads of China Life E-Learning courseware

1.48 million

Participants in cloud-based classes

89,194

Person-times of high-caliber sales managers trained in the whole system of personal insurance

37,096

Person-times of bancassurance managers trained in the bancassurance system

(III)	Win-win cooperation

We have maintained and deepened cooperation with partners such as banks, governments and international companies. In this way, we can give full play to the Company’s core competitiveness in aspects such as product innovation, product marketing and sales, and talent cultivation, and inject more vitality into corporate development and realize win-win cooperation with interested parties.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Cooperation with banks

•       Signed the first “Corporate HQ to HQ” cooperation agreement with 3 banks including Xiamen Bank, Hangzhou Bank and Longjiang Bank

•       Realized bank-insurance link via channels such as Huaxia Bank, SPD Bank and Jilin Bank for the first time

•       Launched products via channels such as China Everbright Bank, Industrial and Commercial Bank of China and Agricultural Bank of China

•       Took the initiative to cooperate with China Guangfa Bank to launch co-branded credit cards and debit cards

Cooperation with the government

•       Promoted the Company to sign strategic cooperation agreements with provincial governments of Guangdong, Jiangsu etc. as well as China Bank

•       Guided 3 local large enterprises to sign strategic cooperation agreements with 13 cities in 6 provinces including Hunan and Shanxi

II	Jointly promote industrial development

China Life persists in the principle of lawful and fair competition, respects competitors, safeguards the environment for fair competition, and participates in the formulation of industrial standards with an open development concept to promote the industrial development.

(I)	Participate in industrial exchanges

Learning from each other and pursuing mutual development through industrial exchanges are one of the important ways to realize the fast development of the industry. We actively participate in various industrial exchanges to sharing our experience and thoughts.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Organizational Units	Activities
Insurance Association of China	China Life Insurance Qianhai Summit 2016

Insurance Society of China	Annual Professional Meeting and Conference on the Issuance of Insurance Studies 2016

Beijing Insurance Research Institute	2016 Annual Meeting

Ernst & Young	Forum on China Insurance Hotspot Issues 2016

Figure: Main industrial activities China Life participated in

(II)	Formulate industrial standards and norms

Standardization is the foundation of industrial development. By giving full play to the Company’s professional advantages, we have taken the initiative to participate in national and industrial development research, planning and standard formulation, and promoted the transformation and upgrading of the industry. In 2016, the Company participated in the special research of “Asset and Liability Management (ALM) and Assets Allocation in the Low-Interest Market Environment” held by Insurance Asset Management Association of China (IAMAC).

Associations that China Life joins
Insurance Association of China	Asset Management Association of China

Insurance Society of China	Council of Foreign Exchange Magazine

China Center for Insurance and Social Security Research	National Council of China Labor

China Association of Actuaries (actuary)	China Institute of Internal Audit

China Association for Public Companies (secretary of the board)	Accounting Society of China

The Listed Companies Association of Beijing (secretary of the board)	China Chief Financial Officer Magazine

Insurance Asset Management Association of China (applying)	China Direct Mail Association

Shanghai Insurance Exchange (applying)	Internet Society of China

Figure: Main industrial associations that China Life joins

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Part V Harmonious Coexistence

Stakeholders’ expectation
Energy conservation and emission reduction, joining public welfare activities, and serving the livelihood of locals
Our strategy
We uphold the idea of harmonious coexistence, commit ourselves to green development and public welfare, and actively repay the society
Our action

We implement green office strategy, reduce resource consumption through electronization, support local educational and cultural cause, conduct targeted poverty alleviation with professional advantages and actively carry out volunteer activities

Our achievement
CNY 142 million total charitable donations 219.59 million electronic insurance policies / electronic certificates, 29.71 million electronic invoices

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

I	Jointly build ecological civilization

China Life has implemented green development concept, promoted green office and green service, achieved the harmony between business operation and environmental protection, making a contribution to building a beautiful ecological environment.

(I)	Green operation

We have strictly observed the “China Life Temporary Measures for Management of Energy Saving and Emission Reduction”, upheld green operation and drawn on new S&T technologies of the internet to promote electronic documents and office automation so as to improve efficiency, reduce carbon emissions, offer clients with simple and convenient services and cut down resource consumption incurred by business operation.

Figure: Green operation

Case: China Life vigorously promotes electronic insurance policies to reduce resource consumption

We have actively explored the application and promotion of electronic documents and electronic insurance policies and made new breakthrough in electronic long-term insurance transacted by personal insurance agents. 99 percent of these insurance policies are in electronic form, saving approximately CNY 6 million. Moreover, we have vigorously pushed ahead short-term health insurances for individuals and groups. In 2016, 11,782,732 electronic insurance policies were accepted through channels such as e-shop. It is estimated that over 23 million paper insurance policies were saved in 2016, which worth about CNY 5.9 million. Besides, we have enhanced the application and promotion of electronic insurance policies. In 2016, 219.59million short-term electronic insurance policies were issued, saving a cost of about CNY 20 million.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Indicator	Statistics
Motorcade’s fuel consumption in the head office (liter)	31459.98
Direct energy consumption per capita (liter/person) ①	39.32
Power consumption in the head office (KWH)	7245122.08
Power consumption per capita capita (KWH)②	5638.23
Gas consumption in the head office (m3)	60410
Gas consumption per square meter (m3/m2) ③	0.50
Total water consumption of the head office (ton)	63984
Water consumption per capita (ton)	49.79
Use of water per square meter (ton/m2 )	0.58
Total paper consumption of the head office (ton)	13.268

①	800 employees are on regular payroll of the head office.
②	800 employees are on regular payroll of the head office, 485 are in the R&D center. The figure includes consumption of the canteen
③	Construction area of head office building (including pension company) is 120638.43 m2 .

(II)	Green office

We encourage employees to practice green and environmental concepts and pursue a green office in daily work. We also advocate all-staff engagement into the promotion of energy saving and environmental protection in order to build up the corporate culture in which the staff conserve energy at any time anywhere, and create a green and efficient working environment.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Figure: All-staff engagement into energy saving and environmental protection

Case: Green office

We have built relevant regulations on energy saving, rolled out numerous management measures, such as light on-off control and inspections on energy efficiency, adopted technical measures such as replacing low-efficiency lights, renovating air conditioners and building-control system. While ensuring energy supply for all work assignments, China Life also strictly controls the total energy consumption to fulfill the energy-saving management responsibility.

Case: Renovate lights of underground parking space

In order to save energy and reduce emissions and energy consumption, we have made an analysis of the light source of underground parking space in China Life Square. There are 2,044 40W daylight lamps in B1-B4 parking lots. 30 percent of them are emergency lights, which light on for 24 hours a day. Other lights are normal light sources, which are on from 7:00 to 19:00. After the renovation, the lighting period of normal lights is adjusted to 8:00 to 9:30 and 16:30 to 18:00 while emergency lights are on with minimum illumination during other periods. The lighting time adjustment itself saves electricity of 11,849 kWh per month

Case: Electronic trainings

We have laid great emphasis on resource recycling and environmental protection in staff trainings, and have basically realized whole-process electronic trainings, developed internet and mobile learning platforms such as China Life E-learning and cloud-based classes and promoted them among employees and salespersons. On these learning platforms, all kinds of training materials and courseware are in electronic version. We forbid the utilization of disposable paper cups, disposable dish ware and

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

chalks and maximally control paper consumption during trainings to reduce damage and pollution to the environment.

(III)	Spread the environmental protection concept

We have built the staff training system of environmental protection, mobilized all employees to take actions to promote energy saving and environmental protection, improved employees’ awareness and capability of environmental protection and encouraged them to participate in environmental and public-good activities.

Figure: Staff participation in environmental and public-good activities to promote green concepts

II	Jointly build harmonious communities

“Spreading love and benefiting the society” is China Life’s core values. China Life has given full play to advantages of the insurance industry, performed social responsibilities of poverty alleviation and actively supported the public welfare cause, aiming to become an outstanding corporate citizen.

(I)	Conduct targeted poverty alleviation

Poverty alleviation via insurance is a major political task that the Party Central Committee and the State Council have assigned to the insurance industry. It is the social responsibility as well as unshirkable obligation of the insurance industry. We have activity implemented the spirits of the central government on poverty alleviation

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

and established a leading group and office on poverty alleviation. According to the main guideline of poverty alleviation through “scientific and efficient planning, staying close to actual needs and focusing on sustainable development” and regarding meeting more and more diversified insurance needs of people in poverty-stricken areas as our starting point, we have helped registered poor people with their insurance needs, and prioritized critical disease insurance in poverty alleviation. Moreover, we have actively participated in medical and health care services, expanded insurance coverage and continuously increased investment in poverty alleviation to help the country win the battle of poverty alleviation.

Big data in 2016

CNY 16 million Total investment in poverty alleviation

•       In 2013, some employees were appointed to Tiandeng County of Guangxi Province. In 2015, more staff were appointed to Longzhou county of Guangxi as first secretary of the village. In 2016, six more first secretaries were sent to fixed-point poverty alleviation counties based on existing situation

• A precise deliberation procedure for annual poverty alleviation projects has been formed so as to make sure the projects suit the local situation.

•       Money for poverty alleviation was included in the budget of China Life Foundation, and will soon be allocated to relative projects. Strategic cooperation was promoted with provincial governments of counties under fixed-point poverty alleviation in order to ensure the success of the projects.

•       A comprehensive understanding of poverty alleviation performance was ensured via researches. A solid foundation for future work was laid by summarizing good experience practices, finding out the correlation between poverty alleviation and insurance industry integrating resources.

Figure: Improve the assistance mechanism

Innovative targeted poverty alleviation measures:

Poverty alleviation means	Actions of poverty alleviation	Achievements of poverty alleviation

Poverty alleviation	• Provide critical disease insurance for impoverished	• 420 million people were insured against critical diseases

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

through insurance		people and effectively lifted them out of poverty caused by diseases and disasters	•	Invested CNY 2 million in improvement of medical and health care resources of poverty-stricken areas
•

Gradually build the poverty alleviation insurance guarantee system for poor people and launch multiple petty insurance products, covering accident insurance, term life insurance, and medical insurance, which basically meet the main insurance needs of low-income people

			•	22 provincial branches have already signed cooperation agreements with local poverty alleviation offices
			•	In 2016, 8.5116 million poor households in rural areas were insured against poverty and CNY 544.858 billion were used for risk insurance.

Poverty alleviation through education	•

Improve the teaching conditions of local primary and middle schools via targeted poverty alleviation and solve problems such as shabby schoolhouses, incomplete stadiums and shortage of teaching facilities

			• •	Subsidized 122 poor students Invested CNY 500,000 in improvement of educational resources of poverty-stricken areas

Poverty alleviation through industrial development	•

Helped Tuokan Township of Tiandeng County with the establishment of the comprehensive agricultural cooperative, the industrial project of pitaya plantation, and the construction project of the pepper exposition park in the modern agricultural (core) demonstration zone

			• • •	15 poverty alleviation projects through industrial development Contributions of CNY 8.69 million Helped 3,550 registered poor people out of poverty

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

•

Helped Banqi Village of Longzhou County with the supporting infrastructure construction project of “the tourism village of Zhuang ethnic group”, the eco-agriculture project of Gaonei Village of Wude Township, the mulberry plantation and silkworm rearing project of Kejia Village of Wude Township, and the mountain bee rearing project and the project of border trade loan with interest discounts of Binqiao Township

Poverty alleviation through infrastructural construction		Helped 3 impoverished villages in Yunxi County build the bridge connecting to the outside world	• •	Solved the travel problem for over 2,000 poor residents and over 1,000 poor students Helped over 500 poor elderly people with residence and pension
	•	Helped the central welfare institutions of 3 villages and towns in Yunxi County build ancillary facilities

Figure: Signing Ceremony of Poverty Alleviation Cooperation Figure: Bring warmth to the poor and needy

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Figure: Focus on children education	Figure: Bring help to poor families

Case: “Poverty Alleviation Insurance” in Ningxia Province

In 2016, China Life Insurance Ningxia Branch provided life accident insurance, accident medical insurance and supplementary major disease medical insurance for poor people among registered poor people, covering 580,000 people from 150,000 households.

Liu, from a registered poor household in Yuanyi Village, Minning Town, Yongning County, Ningxia, accidentally fell into the river and was drowned on his way back from work. He had an old mother and three young children. His death struck this poor family with the loss of the most important bread winner. On 29th July, Deputy County Chief of Yongning County, Man Hong, together with staff of China Life Yongning Branch, brought the family CNY 18,000 of insurance proceeds, daily necessities and warmth to the family.

  “By cooperating with insurance company, Ningxia managed to provide “Poverty Alleviation Insurance” for 580,000 registered poor people with 80% of the insurance premium being subsidized by the government. With the help, poverty resulted from accidents, diseases and other disasters can be effectively avoided”

—Vice President, Wang Yang, Video and Telephone Conference of Financial

Poverty Alleviation on 17th June

Case: Explore new patterns of poverty alleviation for “households enjoying the minimum living guarantee, households enjoying the five guarantees and orphans in countryside” (hereinafter referred to as “Two Guarantees and Orphan”) in Gansu Province

Qin’an Branch of China Life in Gansu Province cooperated with Poverty Alleviation Office of Qin’an County initiated major disease insurance for households of “Two Guarantees and Orphan” in Huping Village, Wangyin Township, providing group

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

accident insurance and additional major disease insurance for 1,470 people meeting the Two Guarantees and Orphan standards in Wangyin Township under the age of 66. Taking advantage of extension of rural outlets, wide publicity and service first principle, Qin’an Branch opened a green channel for underwriting and claim settlement for households of “Two Guarantees and Orphan”, which played a key role in encountering emergency and saving life in poverty alleviation, and solved the serious problem of unaffordable medical treatment among the poor. Such means has created new experience for targeted poverty alleviation, the model effect of which will definitely bring good news to large poor population in poverty alleviation.

A 69-year-old woman, Category II of household enjoying the minimum living guarantee from Xianmen Village, Xingguo Town, Qin’an County, Gansu Province, was hit by sudden cerebral infarction. Her spouse, aged 71, took her to the traditional Chinese medical hospital in the county for preliminary examination and found only CNY 31 was left in their account afterwards. With the help of village officials, the old man reported the case to the insurance company. One week later, the old couple received the insurance money of CNY 20,000 from China Life. This sum of money not only helped the old woman settle the hospitalization fee, but also provided her with subsequent rehabilitation cost. The old woman has now returned home from the hospital, taking a quiet rest at home now.

(II)	Be passionate for public welfare undertakings

We pursue common prosperity and harmonious development of enterprises and the society, have strong passions for public welfare undertakings, pay back to society with great sincerity, make full use of our advantages in capitals and talents, support education, help the poor and needy families, make due contributions to the construction of a harmonious society and have realized a harmonious relationship with local communities. In 2016, we donated a total of CNY 34.7274 million through China Life Charity Foundation for the support of families having lost their single child, support of children orphaned by national disasters, and other poverty alleviation projects. We also held the 8th China Life Loving Care Summer Camp.

Big Data in 2016

CNY 8 million Donations to China Family Planning Association for the assistance of the families losing their single child and other maternity care projects CNY 3.472 million

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

allocated altogether 3.472 million Yuan as for children who lost their parents in Wenchuan earthquake, Yushu earthquake and Zhouqu debris flow to Sichuan Department of Civil Affairs, Qinghai Department of Civil Affairs and Gansu Zhouqu Bureau of Civil Affairs.

Figure: Care for autistic children	Figure: Bring comfort to left-behind children

Figure: Fund the construction of schools	Figure: Care for left-behind children

Case: Bring love to mountainous areas

Since 2013, Shenzhen Branch has been launching the education assistance activity of “Bringing Love to Mountainous Areas” for 3 consecutive years. We have sent over 30 young representatives and funding representatives to Siyang Town, Cengong County of Guizhou Province to visit poor students and offered financial help to 79 of them. We also donated to build up a library with bookshelves and reading desks, creating a sound environment for study and encouraging them to develop a good reading habit. The company staff also voluntarily donated books, stationaries, sports utilities and so on to enrich children’s extra curriculum life and make their due contributions to education in poor mountainous areas.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Case : Bring love to Qinghuangdao and accompany children’s growth

We have paid a constant attention on the healthy growth of orphans from the disaster-stricken areas, and have carried on annul loving care summer camp. In 2016, 40 orphans resulted from Wenchuan Earthquake, Yushu Earthquake and Zhouqu Mudslide were invited to join the “8th Session China Life Loving Care Summer Camp”, with an unforgettable fantastic journey starting from the coast of Bo Hai, through which children broadened their vision, increased knowledge and experienced joy.

“Auntie, no worries. I will study hard to be a person useful to the society in the future, and I will follow your example to help people with difficulties.”

—A child wrote in a letter

Case: Ruthless flood and caring China Life

Pounded by heavy rain in July, 2016, Xingtai was severely stricken by a huge flood, which destroyed countryside houses and farmland, and paralyzed communication and traffic as well, leading to huge damage to people’s life and property. Deeply

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

concerned with the disaster-stricken area, Xingtai Branch of China Life reached clients as soon as possible to confirm relevant claims, and organized donation of money and goods to support the disaster-stricken area.

There were 21 clients involved in this flood, for whom Xingtai Branch set up a special claim settlement leadership group to provide them with easy claim settlement, the total of which amounted to CNY 475,400. China Life employees voluntarily donated goods valued CNY 97,900, while the Company donated CNY 500,000 to help people from disaster-stricken areas go through difficulties, support reconstruction work after the disaster, and assure life safety of people in disaster-stricken area.

(III)	Volunteer activities

We have continuously pushed ahead the team development of China Life Volunteers Association, organizing and guiding corporate-wide volunteer service activities. We have actively devoted into public benefit and charities, and provided volunteer services for the society by donation of money and goods, etc.. The volunteer spirit has passed down from generation to generation.

Figure: Popularizing insurance knowledge	Figure: Blood drive activities

Case: China Life “Bringing Safety to Campus”

In November, 2016, young volunteers from Nanyang Branch of China Life and Fire Brigade of Wolong District, Nanyang City, collectively conducted “Emergency Drill for Prevention and Mitigation of Earthquake Disasters and Fire Fighting Science Popularization Education” in Nanyang 6th Primary School, bringing safety to campus.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

We explained to 2,180 teachers and students how to provide self and mutual medical aid in case of fire, how to correctly use fire extinguishers and how to evacuate. We also instructed the teachers and students to practice skills of escape from fire on the spot. This event, praised by all participants, enhanced safeguard ability and awareness of teachers and students, through which China Life made its contribution to the creation of safe campuses.

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Key Performance

Economic performance	2014	2015	2016
Total assets (CNY 1 trillion)	2.2	2.4	2.7

Investment assets (CNY 1 trillion)	2.1	2.3	2.5

Total insurance premium (CNY 100 million)	3310.10	3639.71	4304.98

Earnings per share (CNY)	1.14	1.22	0.66
Net profits attributable to shareholders of the Company (CNY 100 million)	322.11	346.99	191.27

Environment performance	2014	2015	2016
Electronic orders of short-term insurance/digital vouchers within a year (10 thousand)	—	—	21959
Electronic underwriting through e-shop, etc.	—	—	1178.27
Production of electronic underwritten archives (10 thousand)	—	—	2350
Motorcade’s fuel consumption of head office(liter)	—	—	31459.98
Direct energy consumption per capita of head office (liter/person)	—	—	39.32	[1]
Power consumption of head office (KWH)	—	—	7245122.08
Power consumption per capita of head office (KWH/person)	—	—	5638.23	[2]
Gas consumption of head office (m3)	—	—	60410
Gas consumption per square meter of head office (m3/m2)	—	—	0.50	[3]

Total paper consumption of the office (ton)	—	—	13.268

Total water consumption of head office (ton)	—	—	63984

[1]	800 employees are on regular payroll of head office
[2]	800 employees are on regular payroll of head office, 485 are in the R&D center. The figure includes use of electricity of the canteen)
[3]	Construction area of head office building (including pension company) is 120638.43 m2

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Water consumption per capita of head office (ton/person)	—	—	49.79 [4]
Water per square meter of head office (ton/m2)	—	—	0.58

Social performance	2014	2015	2016
Claim settlement service satisfaction degree (score)	8.7	8.76	8.86
Complaint volume per CNY 100 million of insurance premium	1.01	0.94	0.80
Number of new products developed	—	—	34
Number of suppliers newly approved	—	—	630
Salespersons (10 thousand)	—	—	181.4

Total number of employees	101972	97607	98505

≤35 employees’ distribution (%)	46.6%	43.09%	42.74%
Female employees’ distribution (%)	57.5%	57.34%	57.46%
New employee orientation training coverage (%)	94.19	95.23	96
Employee training coverage (%)	87.88	87.97	92
Executive training coverage (%)	97.17	97.28	100
Average hours of employee training (hour)	24.46	30.01	101.5
Number of full-time lecturers (person)	3485	3260	1712
Number of part-time lecturers (person)	36954	45411	72615
Textbooks (set)	20	21	21
Courseware (set)	264	264	264
Online courseware (set)	34	712	801
Number of online learning participants (person-time)	1432192	1650361	7689261
Number of online test participants (person-time)	160633	508499	1001552

[4]	800 employees are on regular payroll of head office, 485 are in the R&D center. The figure includes use of water of the canteen

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Social insurance coverage (%)	—	—	100%
Investment in helping needy employees (CNY 10 thousand)	—	—	1300
Input for targeted poverty alleviation (CNY 10 thousand)	—	—	1600

Total donations of China Life Charity Foundation within a year (CNY 10 thousand)	—	—	3472.74

Total donations ( million )	—	—	142

Allowance for orphans (CNY 10 thousand)	—	—	347.16

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Statistics of Targeted Poverty Alleviation Work by China Life in 2016

Unit: CNY 10 thousand Currency: CNY

Indicators	Quantity and situation

I. Overall Situation

Of it: 1. Fund	1600

2. Fund converted from goods	19.2108

3. Number of registered poor people helped out of poverty	3814

II. Investment items

1. Poverty elimination through industrial development	No involved

Of it: 1.1 Type of projects of poverty elimination through industrial development

✓Poverty alleviation through agriculture and forestry

☐ Poverty alleviation through tourism

✓ Poverty alleviation through e-business

☐ Poverty alleviation through asset income

☐Poverty alleviation through technology

☐ Other

1.2 Number of projects f of poverty elimination through industrial development	15

1.3 Contributions to poverty elimination projects through industrial development	869

1.4 Number of registered poor people helped out of poverty	3550

2. Poverty elimination through labor transfer

Of it: 2.1 Contributions to professional skill training	No involved

2.2 Participants of professional skill training (person time)	No involved

2.3 Number of registered poor people helped to find jobs	No involved

3. Poverty alleviation by relocation

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Of it: 3.1 Number of people helped to relocate and find a job	No involved

4. Poverty elimination through education

Of it: 4.1 Contributions to assist students from poor families	7

4.2 Number of students received the assistance	122

4.3 Contributions used to improve education resources in poverty-stricken area	50

5. Poverty alleviation through health care	Accident insurance and major disease supplement insurance

Of it: 5.1 Contributions to medical and health resources in poverty-stricken area	200

6. Poverty alleviation through ecological protection

Of it: 6.1 Project names	☐ Conduct ecological protection and construction ☐ Establish compensation method for ecological protection ☐ Set up non-profit positions for ecology ☐ Other

6.2 Investment amount

7. Basic income guarantee

Of it: 7.1 Contributions to helping left behind children, women and the elderly	5

7.2 Number of left behind children, women and the elderly helped (person)	300

7.3 Contributions to helping poor physically disabled people	No involved

7.4 Number of poor physically disabled people (person)	No involved

8. Social poverty alleviation

Of it: 8.1 Contributions to poverty alleviation cooperation between the east and west	No involved

8.2 Contributions to fixed-point poverty alleviation work	No involved

8.3 Poverty alleviation charity fund	No involved

9. Other projects

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Of it: 9.1 Project number	3

9.2 Total investment	469

9.3 Number of registered poor people helped out of poverty	264

9.4 Other projects

Promote countryside petty personal insurance, provide agricultural population in Longzhou County with accident insurance, medical emergency cost, traffic accident and illness and death insurance totaling CNY 376,000.

In 2016, Chongzuo Branch of China Life donated personal accident insurance, valued CNY 8.976 million, for the education service volunteers and athletes from Tiandeng Station of “Yao Foundation” activities, so as to safeguard the activities during the basketball season in Tiandeng County.

III. Achievements and honors (content, level)	No

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Index

Environmental, Social and Governance Reporting Guide (ESG)

Category	Content	Disclosure status	Page index

A Environmental

A1	General DisclosureInformation on: (a) the policies; and (b) compliance with relevant laws andregulations that have	Full-disclosure	P70

A1.1	The types of emissions andrespective emissions data.	Partial disclose	P71、 P84

A1.2	Greenhouse gas emissions in total (in tonnes) and,where appropriate, intensity(e.g. per unit of production volume, per facility).	Partial disclose	P72、 P85

A1.3	Total hazardous waste produced (in tonnes) and,where appropriate, intensity(e.g. per unit of production volume, per facility).	Not applicable	—

A1.4	Total non-hazardous waste produced (in tonnes) and, where appropriate, intensity (e.g. per unit of production volume, per facility).	Partial disclose	P72、 P85

A1.5	Description of measures to mitigate emissions and results achieved.	Partial disclose	P71、 P84

A1.6	Description of how hazardous and non-hazardous wastes are handled, reduction initiatives and results achieved.	Partial disclose	P71

A2	General Disclosure Policies on the efficient use of resources,including energy, water and other raw materials.	Full-disclosure	P71

A2.1	Direct and/or indirect energy consumption by type (e.g. electricity, gas or oil) in total (kWh in ’000s) and intensity (e.g. per unit of production volume, per facility).	Partial disclose	P72、 P84、 P85

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

A2.2	Water consumption in total and intensity (e.g. per unit of production volume, per facility).	Partial disclose	P72、 P84

A2.3	Description of energy use efficiency initiatives and results achieved.	Partial disclose	P71

A2.4	Description of whether there is any issue in sourcing water that is fit for purpose,water efficiency initiatives and results achieved.	Partial disclose	P72、 P84

A2.5	Total packaging material used for finished products (in tonnes) and, if applicable, with reference to per unit produced.	Not applicable	—

A3	General Disclosure : Policies on minimising the issuer’s significant impact on the environment and natural resources.	Full-disclosure	P71

A3.1	Description of the significant impacts of activities on the environment and natural resources and the actions taken to manage them.	Full-disclosure	P71

B Social

B1	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant	Full-disclosure	P54

B1.1	Total workforce by gender, employment type, age group and geographical region.	Full-disclosure	P54

B1.2	Employee turnover rate by gender, age group and geographical region.	No statistical	—

B2	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have	Full-disclosure	P57

B2.1	Number and rate of work-related fatalities.	No statistical	—

B2.2	Lost days due to work injury.	No statistical	—

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

B2.3	Description of occupational health and safety measures adopted, how they are implemented and monitored.	Full-disclosure	P59

B3	General Disclosure Policies on improving employees’ knowledge and skills for discharging duties at work. Description of trainingactivities.	Full-disclosure	P59

B3.1	The percentage of employees trained by gender and employee category (e.g. senior management, middle management).	Full-disclosure	P61P86

B3.2	The average training hours completed per employee by gender and employee category.	Full-disclosure	P61P86

B4	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have	Full-disclosure	P54

B4.1	Description of measures to review employment practices to avoid child and forced labour.	Partial disclose	P54

B4.2	Description of steps taken to eliminate such practices when discovered.	No statistical	—

B5	General Disclosure Policies on managing environmental and social risks of the supply chain.	Full-disclosure	P65

B5.1	Number of suppliers by geographical region.	No statistical	—

B5.2	Description of practices relating to engaging suppliers, number of suppliers where the practices are being implemented, how they are implemented and monitored.	Full-disclosure	P65

B6	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer	Full-disclosure	P40

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

B6.1	Percentage of total products sold or shipped subject to recalls for safety and health reasons.	Not applicable	—

B6.2	Number of products and service related complaints received and how they are dealt with.	Full-disclosure	P34

B6.3	Description of practices relating to observing and protecting intellectual property rights.	Full-disclosure	P38

B6.4	Description of quality assurance process and recall procedures.	Not applicable	—

B6.5	Description of consumer data protection and privacy policies, how they are implemented and monitored.	Full-disclosure	P43

B7	General Disclosure Information on: (a) the policies; and (b) compliance with relevant laws and regulations that have a significant impact on the issuer	Full-disclosure	P34

B7.1	Number of concluded legal cases regarding corrupt practices brought against the issuer or its employees during the reporting period and the outcomes of the cases.	Full-disclosure	P34

B7.2	Description of preventive measures and whistle-blowing procedures, how they are implemented and monitored.	Full-disclosure	P34

B8

General Disclosure

Policies on community engagement to understand the needs of the communities where the issuer operates and to ensure its activities take into consideration the communities’ interests.

		Full-disclosure	P74

B8.1	Focus areas of contribution (e.g. education, environmental concerns, labour needs, health, culture, sport).	Full-disclosure	P74-P83

B8.2	Resources contributed (e.g. money or time) to the focus area.	Partial disclose	P79 , P74 , P87

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Global Reporting Initiative Sustainability Reporting Guidelines ( G4 )

Catalogue	Global Reporting Initiative Sustainability Reporting Guidelines (G4)

About this report	G4-23/G4-28/G4-29/G4-30/G4-31/G4-32/G4-33

Message from the Chairman	G4-1

About Us

Company profile	G4-3/G4-4/G4-5/G4-7/G4-8/G4-9

Organizational structure	G4-13

Big data of China Life in 2016	G4-EC1/G4-EC7/G4-EN27/G4-LA14/G4-PR5

Special focus	G4-SO1

Responsibility Management

Opportunities and challenges	G4-2

Social responsibility concept	G4-56

Identification of substantive issues	G4-25/G4-26/G4-18/G4-19

Communication with stakeholders	G4-24/G4-27

Honors

Good Faith

Optimize corporate governance	G4-14/G4-42

Stick to moral operation	G4-45/G4-46/G4-57G4-SO3/G4-SO4/ G4-SO5

Create continuous value	G4-EC1

Client Foremost

Push forward service upgrading	G4-PR5/G4-PR8

Optimize client experience	G4-PR2

Humanistic Care

Protect employees’ rights and interests	G4-LA2/G4-LA12/G4-HR6

Supporting employees’ growth	G4-LA10/G4-HR2

Care for employees’ life

Support shared development with partners	G4-12/G4-SO9/G4-S10

Jointly promote industrial development	G4-16

Harmonious Coexistence

Jointly build ecological civilization	G4-EN1/G4-EN3/G4-EN4/G4-EN6/G4-EN7/G4-EN8/G4-EN27

Jointly build harmonious communities	G4-SO1

Key Performance	G4-EN1/G4-EN3/G4-EN4/G4-EN6/G4-EN7/G4-EN8/G4-EN27/ G4-LA12/G4-LA10/G4-HR2/G4-PR5/G4-PR8

Report indicators index	G4-32

Feedback	G4-31

China Life Insurance Company Limited 2016 Corporate Social Responsibility Report

Feedback

Dear readers,

Thank you for reading this report. We sincerely welcome your opinions and suggestions based on which we can continuously improve the preparation of the report and improve our social responsibility work and enhance the capacity and level of social responsibility fulfillment.

Please give rating in respect of each item below: (Please tick your choice)

1. What is your identity in relation to China Life?

☐  Government  ☐  Investor  ☐  Employee  ☐   Client  ☐  Supplier/Contractor  ☐  Partner ☐  Counterpart  ☐  Community and the public  ☐  Non-governmental organization  ☐  Media  ☐  Other (Please clarify)

2. What’s your overall rating on this Report:

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3. What’s your rating on the social responsibility information disclosed in this Report:

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4. What do you think of the structure of this Report:

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5. What’s your rating of the layout and design of this Report:

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Open Questions:

What suggestions do you have on our fulfillment of social responsibility?

You may provide your feedback through the following channels:

Tel: (010) 63631130

Fax: (010) 66575112

Email: zhaoxiaomei@e-chinalife.com

Address: Floor 12, Tower A of China Life Square, No. 16 Financial Street, Xicheng District, Beijing

Postal Code: 100033